Exhibit 99.4

VIA EDGAR

December 29, 2009

To the securities regulatory authorities
of each of the applicable Provinces of Canada

Dear Sirs/Mesdames:

RE: Abridgement of time periods prescribed by National Instrument 54-101

As required under Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned certifies, in relation to the special general meeting of shareholders of Richmont Mines Inc. (“Richmont”) to be held on February 4, 2010 (the “Meeting”), that:

1.

Richmont has arranged to have all the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners of shares of the Corporation at least 21 days before the date fixed for the Meeting; and

2.	Richmont has arranged to carry out for the Meeting all of the requirements of NI 54- 101 in addition to those described in the above subparagraph 1.

Richmont is thus relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

RICHMONT MINES INC.

(Signed) Martin Rivard

Martin Rivard
President and Chief Executive Officer